Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Redwire Announces State-of-the-Art Digital Engineering Laboratory to Enable Next Generation Space Architectures

JACKSONVILLE, Fla. (August 19, 2021) – Redwire, a leader in mission critical space solutions for the next generation space economy, announced today initial operational capability for its investment in a first-of-its-kind digital engineering environment, the Hyperion Operational Space Simulation Laboratory (HOSS). The state-of-the-art facility leverages the full suite of Redwire digital engineering capabilities, including software- and hardware-in-the-loop configurations, to enable next generation space architectures and solutions, such as advanced artificial intelligence, machine learning and cyber technologies.

“Digital engineering is a key area of growth for Redwire’s strong portfolio of space infrastructure solutions, and we are well positioned to be a market leader through this significant internal investment in creating an unparalleled development environment designed to improve agility, lower technical risk and reduce cost for our customers,” said Peter Cannito, Chairman and CEO of Redwire. “Redwire is fully committed to our investment in HOSS and we welcome government and industry partners to participate. HOSS provides the industry with a unique environment to prove out concepts, conduct rapid prototyping and de-risk complex systems using the best digital engineering has to offer.”

HOSS will offer commercial space and national security space customers exclusive access to leverage Redwire’s innovative digital engineering ecosystem for experimentation, concept exploration and rapid development of next generation space solutions while significantly reducing the risk of costly programs. This digital environment is built upon a Modular Open System Architecture, using common interfaces and standards that allow users to rapidly change out third-party components and systems. Additionally, HOSS captures physical systems and virtual processes to learn and automate, making testing and manufacturing more cost effective. Using commercial best practices, HOSS provides rapid and secure software development, enabling digital twins, improving cyber security tools and offering opportunities to speed delivery of new capabilities for Joint All-Domain Command and Control (JADC2).

“We have taken a highly innovative approach to develop HOSS and, through virtualization, this lab is accessible from remote locations, allowing distributed development and collaboration. This virtual environment and our space subject matter expertise are a powerful combination utilized to demonstrate high-fidelity future architectures and capabilities for our mission partners,” said Stanley O. Kennedy, Jr., Chief Architect of Redwire. “HOSS will be the premier digital engineering framework designed to empower our customers with improved modeling and simulation to take on their most ambitious missions and enable rapid acquisition development to keep pace with threats, technology and innovation opportunities.”

The announcement follows a recent successful demonstration of the company’s Hybrid Space Architecture Laboratory Operational Environment (HALOE). HALOE allows users to simulate hybrid space architectures for advanced mission planning in support of complete JADC2.

Redwire currently maintains several active digital engineering programs that will fully integrate within HOSS, resulting in greater interoperability to support our customers’ mission needs.

For more information on HOSS and Redwire’s digital engineering programs, visit www.redwirespace.com.

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About Redwire

Redwire is a leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

Media Contact:

Austin Jordan

Austin.jordan@redwirespace.com

321-536-8632

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.